Disposal of Treasury Stocks as Employee Award

On 19 July, 2016, the Executive Management Committee of POSCO has resolved the plan on the disposal of the treasury stocks as follows:

Purpose: Continuous Services Award

Category and Number of Shares to be Disposed: Common Shares – 160 Shares

Disposal Method: Over-The-Counter Trading

Disposal Period: 20 July 2016 ~ 27 July 2016 (5 Business Days)

Security Brokerage Firm: None

The Agenda ‘Disposal of Treasury Stocks as Employee Award’ was approved at the Board of Directors’ Meeting held on 7 February 2013, where the responsibility of the disposal of the treasury stocks was delegated to the Executive Management Committee